

September 15, 2009

Room 4631

Dong-Hee Lee
President and Representative Director – Chief Finance
POSCO
POSCO Center
892 Daechi-4-dong, Gangnam-gu
Seoul, Korea 135-777

> **Re:** **POSCO**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **File No. 001-13368**

Dear Mr. Lee:

We have reviewed your response letter dated August 31, 2009 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2008

Critical Accounting Estimates, page 33

1. We note your response to prior comment 3 and the proposed changes to your critical accounting policies. The changes made are general in nature and do not provide a reader with greater insight into the quality and variability of your financial position and operating results. Specifically, we note that your policies do not analyze significant estimates for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure for each critical estimate, specifically disclosing applicable items such as, accounts receivable bad debt and collection rates, key inputs used to value your investments, assumptions used in your cash flow analyses to value non marketable investments and long lived assets (e.g. market conditions, selling prices, sales volume and costs of production) and selling price ranges for inventory which are used to determine net realizable value.

2.   We note your response to prior comment 4 regarding your impairment analysis of marketable and non-marketable available-for-sale securities. You indicate that you review the financial conditions of the investees, including specific events such as geopolitical crisis and financial crisis. However, your response and disclosure in your US GAAP reconciliation does not specifically discuss the factors considered in determining that the non-marketable available-for-sale securities were not impaired. Please tell us the specific literature in US GAAP you referred to in considering the impairment of the non-marketable equity securities (e.g. FSP Nos. FAS 115-1 and FAS 124-1). Explain specifically how you applied such specific guidance, providing details on your consideration of recent events and circumstances in determining whether these investments were impaired, your method for determining fair value, if applicable, including related estimates and assumptions, and your consideration of the relevant disclosure requirements.

Capital Requirements, page 41

3.   We note your response to prior comment 7 regarding your raw material contracts and their related pricing adjustments. We further note the information you plan to include in future filings, including a 5% sensitivity analysis. Please ensure that your future filings also discuss the nature and amount of historical adjustments and whether or not these adjustments have been material to operations and liquidity in the past and a discussion of the price ranges for LNG under the Tangguh consortium and how this monthly variability has impacted operations, specifically disclosing the ceiling that you reference in your response.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may direct questions to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

                                Sincerely,

                                Terence O'Brien
                                Accounting Branch Chief